SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Hippo Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

433539103

(CUSIP Number)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP # 433539103	Page 2 of 15

1	NAME OF REPORTING PERSONS RPM Ventures III, L.P. (“RPM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

26,369,295 shares, which are held for itself and as nominee for RPM Ventures III-A, L.P. (“RPM III-A”), except that RPM Ventures III (GP), L.L.C. (“RPM III GP”), the general partner of RPM III, may be deemed to have sole power to vote these shares, and Adam Boyden (“Boyden”), Anthony Grover (“Grover”) and Marc Weiser (“Weiser”), the managing members of RPM III GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

26,369,295 shares, which are held for itself and as nominee for RPM III-A, except that RPM III GP, the general partner of RPM III, may be deemed to have sole power to dispose of these shares, and Boyden, Grover and Weiser, the managing members of RPM III GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	26,369,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.7%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 433539103	Page 3 of 15

1	NAME OF REPORTING PERSONS RPM Ventures III (GP), L.L.C. (“RPM III GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

26,369,295 shares, all of which are directly owned by RPM III for itself and as nominee for RPM III-A. RPM III GP, the general partner of RPM III, may be deemed to have sole power to vote these shares, and Boyden, Grover and Weiser, the managing members of RPM III GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

26,369,295 shares, all of which are directly owned by RPM III for itself and as nominee for RPM III-A. RPM III GP, the general partner of RPM III, may be deemed to have sole power to vote these shares, and Boyden, Grover and Weiser, the managing members of RPM III GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	26,369,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.7%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 433539103	Page 4 of 15

1	NAME OF REPORTING PERSONS BGW Ventures II, LP (“BGW II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,275,687 shares, except that BGW Ventures II (GP), LLC (“BGW II GP”), the general partner of BGW II, may be deemed to have sole power to vote these shares, and Boyden, Grover and Weiser, the managing members of BGW II GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,275,687 shares, except that BGW II GP, the general partner of BGW II, may be deemed to have sole power to dispose of these shares, and Boyden, Grover and Weiser, the managing members of BGW II GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,275,687
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.8%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 433539103	Page 5 of 15

1	NAME OF REPORTING PERSONS BGW Ventures II (GP), LLC (“BGW II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,275,687 shares, all of which are directly owned by BGW II. BGW II GP, the general partner of BGW II, may be deemed to have sole power to vote these shares, and Boyden, Grover and Weiser, the managing members of BGW II GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,275,687 shares, all of which are directly owned by BGW II. BGW II GP, the general partner of BGW II, may be deemed to have sole power to dispose of these shares, and Boyden, Grover and Weiser, the managing members of BGW II GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,275,687
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.8%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 433539103	Page 6 of 15

1	NAMES OF REPORTING PERSONS Adam Boyden (“Boyden”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

30,644,982 shares, of which 26,369,295 are directly owned by RPM III for itself and as nominee for RPM III-A and 4,275,687 are directly owned by BGW II. Boyden is a managing member of RPM III GP, which is the general partner of RPM III, and a managing member of BGW II GP, which is the general partner of BGW II. Boyden may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

30,644,982 shares, of which 26,369,295 are directly owned by RPM III for itself and as nominee for RPM III-A and 4,275,687 are directly owned by BGW II. Boyden is a managing member of RPM III GP, which is the general partner of RPM III, and a managing member of BGW II GP, which is the general partner of BGW II. Boyden may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,644,982
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 433539103	Page 7 of 15

1	NAMES OF REPORTING PERSONS Anthony Grover (“Grover”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

30,644,982 shares, of which 26,369,295 are directly owned by RPM III for itself and as nominee for RPM III-A and 4,275,687 are directly owned by BGW II. Grover is a managing member of RPM III GP, which is the general partner of RPM III, and a managing member of BGW II GP, which is the general partner of BGW II. Grover may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

30,644,982 shares, of which 26,369,295 are directly owned by RPM III for itself and as nominee for RPM III-A and 4,275,687 are directly owned by BGW II. Grover is a managing member of RPM III GP, which is the general partner of RPM III, and a managing member of BGW II GP, which is the general partner of BGW II. Grover may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,644,982
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 433539103	Page 8 of 15

1	NAME OF REPORTING PERSONS Marc Weiser (“Weiser”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

30,644,982 shares, of which 26,369,295 are directly owned by RPM III for itself and as nominee for RPM III-A and 4,275,687 are directly owned by BGW II. Weiser is a managing member of RPM III GP, which is the general partner of RPM III, and a managing member of BGW II GP, which is the general partner of BGW II. Weiser may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

30,644,982 shares, of which 26,369,295 are directly owned by RPM III for itself and as nominee for RPM III-A and 4,275,687 are directly owned by BGW II. Weiser is a managing member of RPM III GP, which is the general partner of RPM III, and a managing member of BGW II GP, which is the general partner of BGW II. Weiser may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,644,982
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 433539103	Page 9 of 15

ITEM 1(A).	NAME OF ISSUER

Hippo Holdings Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

150 Forest Avenue
Palo Alto, CA 94301

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by RPM Ventures III, L.P., a Delaware limited partnership (“RPM III”), RPM Ventures III (GP), L.L.C., a Delaware limited liability company (“RPM III GP”), BGW Ventures II, LP, a Delaware limited partnership (“BGW II”), BGW Ventures II (GP), LLC, a Delaware limited liability company (“BGW II GP”), Adam Boyden (“Boyden”), Anthony Grover (“Grover”) and Marc Weiser (“Weiser”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o RPM Ventures

320 N. Main Street, Suite 400
Ann Arbor, Michigan 48104

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER

433539103

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of August 2, 2021:

CUSIP # 433539103	Page 10 of 15

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of RPM III, RPM III-A and BGW II and the limited liability company agreements of RPM III GP and BGW II GP the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

CUSIP # 433539103	Page 11 of 15

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 433539103	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2021

RPM Ventures III, L.P.

By:	RPM Ventures III (GP), L.L.C.
Its:	General Partner

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

RPM Ventures III (GP), L.L.C.

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

BGW Ventures II, LP

By:	BGW Ventures II (GP), LLC
Its:	General Partner

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

BGW Ventures II (GP), LLC

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

Adam Boyden

By:	/s/ Adam Boyden
Name:	Adam Boyden

Anthony Grover

By:	/s/ Anthony Grover
Name:	Anthony Grover

Marc Weiser

By:	/s/ Marc Weiser
Name:	Marc Weiser

CUSIP # 433539103	Page 13 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP # 433539103	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: August 12, 2021

RPM Ventures III, L.P.

By:	RPM Ventures III (GP), L.L.C.
Its:	General Partner

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

RPM Ventures III (GP), L.L.C.

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

BGW Ventures II, LP

By:	BGW Ventures II (GP), LLC
Its:	General Partner

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

BGW Ventures II (GP), LLC

By:	/s/ Anthony Grover
Name:	Anthony Grover
Title:	Managing Member

Adam Boyden

By:	/s/ Adam Boyden
Name:	Adam Boyden

Anthony Grover

By:	/s/ Anthony Grover
Name:	Anthony Grover

CUSIP # 433539103	Page 15 of 15

Marc Weiser

By:	/s/ Marc Weiser
Name:	Marc Weiser